UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
May 6, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
               (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
               (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
               (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
               (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___.)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: May 6, 2009

Annual General Meeting, 6 May 2009
Managing Director, Arthur Hood
Thank you Chairman and good morning everyone.
This is now the fourth AGM that I have addressed as Managing Director of Lihir Gold Ltd, and it gives me a degree of satisfaction that I can stand before you today and say that the new LGL is finally starting to take shape.
All of the hard work that we have done over the last four years is coming to fruition, and the company is beginning to achieve the desired production outcomes and financial returns that we had always thought were possible.
That’s not to say that the job is finished. Quite the opposite. The last four years have been about developing LGL as a fit and vibrant company, with the corporate capabilities required to grow and expand. We’ve now reached that point and LGL’s broader development as a global producer has commenced.
At my first LGL AGM in 2006, I spoke about our plans for the company. Our strategy was to start with the large Lihir Island deposit, and to use that as a cornerstone to build a major gold producer.
A key task was to embark upon a program of organizational and cultural change and to build the corporate capability to improve performance and reliability, then to begin to achieve the full potential of the Lihir Island resource and build a company on the back of this operation. This was captured in our Vision of “People — Results — Growth”, a theme to which I will return.
During the 10 years from the 1995 float, Lihir Gold Ltd overcame a a myriad of challenges associated with establishing a major, technically complex mining operation in a volcanic caldera on a remote island 900 kilometres north of Port Moresby. However, the board wished to take the project, and company, to its next stage of maturity. Given the size and grade of the deposit, it was clear that the company had the potential to produce gold at a faster rate than 600,000 ounces per year, bringing forward production and turning it into revenues for shareholders. That required careful investment and changed management practices.

Lihir Island, New Ireland Province
Lihir Gold Limited	Phone: +675 986 4014	Papua New Guinea
Incorporated in Papua New Guinea	Fax: +675 986 4018	PO Box 789 Port Moresby NCD 121
ARBN 069 803 998	Website: www.LGLgold.com	Papua New Guinea

Page 2.

In 2008, we recorded a third successive production record at Lihir Island, boosted in the last half of the year by the flotation circuit being fully operational, at last, and assisted by associated plant modifications and operating practices which finally realized the full potential of this expansion. You can see from this chart the significant progress we have made at Lihir Island.
In the three years from the end of 2005, to the end of 2008, we were able to lift gold production by almost 30%. And importantly, we have been able to achieve that whilst keeping expenses under control. While costs have risen at LGL, as they have across the industry, we have been able to improve our cost position when compared to our competitors in the global gold industry, and for the last two years we have now firmly established the mine at the bottom of the industry cost curve.
So with Lihir Island performing well you may recall that back in 2006, we identified a medium term goal of increasing production to a rate of one million ounces per year from the island. During 2008, after two years of detailed engineering and Feasibility Study work we announced our strategy to achieve that goal.
Million Ounce Plant Upgrade
As the name suggests, the Million Ounce Plant Upgrade project involves a major expansion of the process plant at Lihir Island to lift gold production capacity to approximately one million ounces per year from 2012. The project, which will have a capital cost of approximately $700 million, and some $150 million of power station expansion, will lift annual production by an average 240,000 ounces per year over the life of the operation, will reduce unit costs and potentially could increase reserves and resources, extending the mine life. It will also ensure the economic robustness of the project in the latter stages of project life when only lower grade stockpiled ore is being processed.
The increased processing capacity will enable us to process much more of the ore that we mine each year, reduce stockpiling and land pressures and recover an additional million ounces of gold than would otherwise have been produced from the existing reserve..
The proposed upgrade will involve the installation of one additional autoclave of twice the capacity of each of the three existing autoclaves, as well as additional crushing, grinding, thickening, oxygen, and leach plant facilities.
An important aspect of the expansion is that it duplicates key parts of the process plant, which will improve our operational flexibility and help us to consistently meet production targets.
The upgrade will provide significant economic benefits for a broad range of LGL’s stakeholders including community, Government, employees and shareholders, and will ensure that the full utilization and value of the asset is achieved.

Page 3.

The project made solid progress in 2008 and remains on schedule and on budget. Long lead items have been ordered and detailed engineering design work well advanced.
The funding for the project was secured in the first quarter of this year, when we completed a $350 million equity raising. This ensures that we have the financial capability to complete the project, despite possible short term fluctuations in the gold price. The capital raising leaves the company in an enviable financial position, with a very strong balance sheet, cash at hand, no debt and strong operating cashflows.
Becoming a Multi-Site Company
Back at the 2006 AGM, I also told you that a key part of our long term vision for the company was to grow to a multi-site organization.
While Lihir Island is a great asset, as a single mine company, we were exposed to risks that the investment community perceived negatively and which affected our share price. The advantage of having multiple sites is that it delivers obvious diversification benefits, helping you to more consistently achieve group targets while also providing the company with a menu of growth options to pursue.
We commenced the process of diversification in 2007 through the merger with Ballarat Goldfields, which was developing an underground mine at Ballarat. In the period since we acquired Ballarat, we have been putting in place the necessary underground infrastructure to enable us to commence mining commercial quantities of ore.
The project, unfortunately, has been beset by various delays which have limited our access to the northern sections of the mine where we expect to find the larger, most consistent ore bodies. At the end of last year and early this year, we began mining in the southern and central zones, but found the ore bodies there to be fragmented and not able to be mined economically using bulk mining methods. Consequently, last month we took decisive action to reduce costs at Ballarat.
We are now applying more selective mining techniques to access the narrow vein lodes in the southern and central zones, and we are pushing ahead with development to the north. We would expect to be into that area by the end of the year, and we remain confident that in these northern areas, the ore bodies at depth will yield economic quantities of high grade ore.
Ivory Coast Opportunities
As the Chairman has outlined, the second expansion from beyond the borders of Lihir Island was the acquisition of Equigold, which was completed in June last year.

Page 4.

Although a relatively small transaction, with Equigold capitalized at only one sixth the value of LGL, the impact of the merger was immediate, as it brought into the group the well established, low-cost mine at Mt Rawdon in Queensland, which is producing at a rate of around 100,000 ounces per year. So the diversification benefits started to be delivered from day one. Mt Rawdon contributed 54,000 ounces to our 2008 production, and in the first quarter of 2009 it produced 25,500 ounces. It is a model of consistency and a low-risk gold producer.
Within only four months of completion of the Equigold transaction, the Bonikro operation was brought into production, in October, and immediately generated cashflows and diversification benefits for LGL.
In the December quarter, Bonikro produced 37,000 ounces of gold, and in the first quarter of 2009, that increased to 40,000 ounces. So already, Bonikro is delivering to expectation and helping us achieve our targets. The mine was officially opened last month in a ceremony performed by Cote d’Ivoire President Laurent Gbagbo, and he has pledged the ongoing support of the government in developing Bonikro as a model for the mining industry in the country.
Importantly, the Equigold merger also provides us with an entre to one of the most prospective gold exploration areas in the world — the West African Birimian Greenstone Belt, which has hosted a large number of multi million ounces gold discoveries.
We have access to approximately 20,000 square kilometers of highly prospective exploration tenements in Ivory Coast, and we are working as fast as we can to prove up additional ore reserves in the vicinity of Bonikro to enable us to expand the capacity of the plant and increase output. At the same time, we are exploring farther afield in Ivory Coast and we are achieving some very encouraging initial results that give me great confidence that this will be a highly productive region for LGL for many years to come.
Outlook
So those are the major growth projects the company is currently pursuing. Together, they provide us with an aggressive growth profile that should see LGL producing more than 1.5 million ounces per year within the next few years from a diversified global portfolio of high quality, low cost, long life assets.
We have started the current year well, with combined production of 318,000 ounces in the first quarter, so we are ahead of budget for the year to date.
At Lihir Island, the record production rates we achieved in 2008 are expected to be eclipsed once again for a fourth consecutive year, and we should achieve production of between 770,000 — 840,000 ounces.

Page 5.

At Mt Rawdon, production is expected to be between 90,000-100,000 ounces, and at Bonikro, output should be in the range of 130,000-160,000 ounces.
At Ballarat, we continue to aim for production of up to 50,000 ounces, although this, clearly, will be dependent upon our current operational review and sourcing sufficient quantities of economic grade ore.
As a whole, production in 2009 should exceed 1 million ounces, which will be an important milestone for the company, and should lead to a continued improvement in operating cash flows and earnings in the current year.
Conclusion
In conclusion, 2008 was a period of good progress and growth for LGL. We are well advanced in achieving the strategic goals we set for ourselves back in 2005/2006, and the company is now in a strong position both operationally and financially to execute the expansion plans I have outlined for you this morning.
I spoke earlier about our Vision of “People — Results — Growth”. None of the successes of the last 3 years would have been possible without the right leadership, and I would like to thank the General Managers and my Executive Leadership Team, all of whom have joined LGL in the last four years and have built the corporate capability that has brought about the transformation of LGL that the Board envisioned four years ago and charged me with delivering.
Our team at LGL is skilled and enthusiastic for the job at hand, and I take this opportunity to thank all our employees and business partners for their dedication and hard work.
I also would like to acknowledge the strong support and wise counsel of the Chairman, Ross Garnaut, and my fellow directors.
And finally, I thank you, the shareholders, for your investment in the company. I look forward to reporting further good progress over the remainder of 2009 and the years ahead.